AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

EXHIBIT 21

LISTING OF SUBSIDIARIES

Subsidiaries of the Company and the jurisdiction in which each company was incorporated are listed below. Unless otherwise indicated parenthetically, 100% of the voting securities of each subsidiary are owned by the Company. All companies indicated with an asterisk (*) are subsidiaries of AMVAC. All of the following subsidiaries are included in the Company’s consolidated financial statements:

AMVAC Chemical Corporation	California
GemChem, Inc.	California
2110 Davie Corporation (formerly ABSCO Distributing)	California
AMVAC Chemical UK Ltd.*	Surrey, England
Agroservicios Amvac, SA de CV	Mexico
Quimica Amvac de Mexico SA de CV	Mexico
Environmental Mediation, Inc. (51%)	California
Calhart Corporation	California
Manufacturers Mirror & Glass Co., Inc.	California
Todagco (80%)*	California
American Vanguard Corporation of Imperial Valley (90%)*	California
AMVAC Ag-Chem*	California
AMVAC Chemical Corporation-Nevada*	Nevada